Exhibit 99.1

 PRESS RELEASE
ANNOUNCEMENT REGARDING ASCIANO TRANSACTION

Brookfield, News, February 22, 2016 – Brookfield Infrastructure (NYSE:BIP) (TSX:BIP.UN) notes the announcement today, February 23rd (Australian time) by Asciano Limited ("Asciano") (See Exhibit 99.2) disclosing receipt by Asciano of letters from each of Brookfield and the Qube Consortium regarding discussions that are taking place that may lead to the development of a joint proposal to acquire Asciano by way of a Scheme of Arrangement. Brookfield Infrastructure notes that the proposal described is non-binding and conditional and there is no certainty that a transaction on the terms described will be completed.
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Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and communications sectors across North and South America, Australia and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldinfrastructure.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with approximately $225 billion of assets under management. For more information, go to www.brookfield.com

For more information, please visit our website at www.brookfieldinfrastructure.com or contact:
Media: Andrew Willis Senior Vice President, Communications and Media Tel: (416) 369-8263 Email: andrew.willis@brookfield.com	Investors: Melissa Low Vice President, Investor Relations & Communications Tel: (416) 956-5239 Email: melissa.low@brookfield.com

Note: This news release contains forward-looking statements and information within the meaning of Canadian securities laws. The words, "will", "expected", "intends", "tend to," "targets" or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the possibility of developing a joint proposal to acquire Asciano, statements with respect to Brookfield Infrastructure's assets tending to appreciate in value over time and the level of distribution growth over the next several years. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties and the potential proposal referred to may not eventuate or complete. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release are described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under "Risk Factors" in Brookfield Infrastructure's most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.